8456(0606)

- I -

WAIVER OF SPECIFIED PREMIUM RIDER

Subject to the terms of this rider we) National Life Insurance Company) will pay the
Monthly Specified Premium shown in the rider's Data Section into the Accumulated
Value of the policy to which this rider is attached) when we receive at our Home
Office due proof that:

1. the Insured became Totally Disabled while this rider was in force; and
2. the Insured remained so disabled for six consecutive months.

The effective date of this rider is the policy Effective Date.

CONSIDERATION

This rider is issued in consideration of the application for this rider and assessment of a monthly cost of the rider. The monthly cost will be the specified rate shown in the rider Data Section multiplied by the Monthly Specified Premium. The rider and a copy of the application for the rider are attached to and made a part of the policy.

TOTAL DISABILITY
DEFINED

The Insured shall be deemed to be Totally Disabled only if:

1. due to accidental injury or disease) the Insured becomes unable to perform the material and substantial duties of:

a) the specific occupation of the Insured at the time such disability begins)
until benefits for any period of continuous Total Disability have been paid for 24 months; and
b) any occupation for which the Insured is or becomes reasonably fitted by education) training) or experience) thereafter. Due regard shall be given to vocation and earnings at the time such disability began; or

2. the Insured has the sole occupation of a student and is unable to work as a student; or
3. the Insured suffers a Specific Loss) which in this rider means the complete and irrecoverable loss of:

a) sight; or
b) hearing; or
c) speech; or
d) use of both hands) or use of both feet) or use of one hand and one foot.

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604  (802) 229-3333

8456(0606)

LIMITATION OF
LIABILITY

No payment of the Monthly Specified Premium shall be made if Total Disability is due to:

1. purposely self-inflicted injury; or
2. war, declared or undeclared, or any act of war.

RIDER BENEFIT

Payment of the Monthly Specified Premium into the policy shall start on the first
Monthly Policy Date on or after the later of:

1. the date the Insured reaches Attained Age 10; or
2. the sixth consecutive month of Total Disability of the Insured.

We will make monthly payments of the Monthly Specified Premium during the continuance of such disability. However, if such disability starts on or after the date the Insured reaches Attained Age 60, payments shall not be made beyond the later of:

1. the date the Insured reaches Attained Age 65; or
2. two years after the date such disability starts.

If Total Disability begins within the grace period for any unpaid monthly deductions, no payment of the Monthly Specified Premium will be made.

NOTICE OF CLAIM

Written notice of claim must be received at our Home Office during the life of the
Insured and during the period of Total Disability. Failure to give notice within such time shall not affect a claim if it is shown that:

1. it was not reasonably possible to give notice within the time prescribed; and
2. such notice was given as soon as was reasonably possible.

We will not pay the Monthly Specified Premium into the policy's Accumulated
Value for any period more than one year prior to the date we receive initial proof of disability.

CONTINUED
DISABILITY

We may require proof to our satisfaction of continued disability:

1. at reasonable intervals during the first two years; and
2. thereafter, from time to time, but not more than once a year.

We may require that the Insured be examined, at our expense, by a medical examiner chosen by us.

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604 (802) 229-3333

8456(0606)

Payment of the Monthly Specified Premium into the policy shall cease if the Insured:

1. ceases to be Totally Disabled; or
2. fails to give such proof on request; or
3. fails to submit to such examination on request.

Proof of continued disability shall not be required on or after the date the Insured reaches Attained Age 65 if the Insured is then and has been totally and continuously disabled for more than five years.

EFFECT ON THE
POLICY

Default benefits or other benefits of the policy shall not be reduced when payment of the Monthly Specified Premium begins. This rider and its premiums do not affect any default benefits of the policy. Any insurance continued upon default in payment of any premium due shall not include benefits provided by this rider.

INCONTESTABILITY

After this rider has been in force during the lifetime of the Insured for two years from its effective date, we will not contest it. Any increase in the Monthly Specified
Premium under this rider for which an application is approved will be incontestable after such increase has been in force during the Insured's lifetime for two years from the effective date of such increase.

TERMINATION

This rider shall terminate on the earliest of:

the date the Insured reaches Attained Age 65, unless:

a) Total Disability began prior to the date the Insured reached Attained
Age 60 and the terms under the Notice of Claim section of this rider are met, in which event this rider shall terminate on the later of the date the
Insured reaches Attained Age 65 and at the end of such disability; or
b) Total Disability began on or after the date the Insured reached Attained
Age 60 and before the Insured reached Attained Age 65 and the terms under the Notice of Claim section of this rider are met, in which event this rider will terminate on the later of the date the Insured reaches
Attained Age 65 and two years following the date of Total Disability;

National Life Insurance Company
One National Life Drive • Montpelier, Vermont 05604 • (802) 229-3333

8456(0606)

or

1.	the date that the policy terminates; or

2.	the Monthly Policy Date Requested, if before that date we receive at our Home Office written request for termination; or

3.	at the end of any Grace Period. However, at the end of any Grace Period termination will not occur if:

	a)	Total Disability began prior to the end of such grace period; and

	b)	The terms under the Notice of Claim section of this rider are met.

When this rider terminates:

1.	all rights under this rider shall cease; and

2.	there shall be no further monthly costs for this rider; and

3.	the policy shall be considered separate and complete without this rider.

Signed for National Life Insurance Company at its Home Office in Montpelier, Vermont, by

Chairman of the Board
and
Chief Executive Officer

National Life Insurance Company
One National Life Drive Montpelier, Vermont 05604 (802) 229-3333

8456(0606)